Room 4561
						April 4, 2006


Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Street, Suite 3
Scottsdale, AZ 85260

Re:	Alanco Technologies, Inc.
	Registration Statement on Form S-3
      Filed January 19, 2006
      File No.  333-131140

	Form 10-KSB for Fiscal Year Ended June 30, 2005
	Filed September 28, 2005
	File No. 000-09347

Dear Mr. Kauffman:

      We have reviewed your response letter dated March 27, 2006 and have the following additional comments. Please respond to our comments on your periodic filings within ten business days from the date of this letter. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 1. Nature of Operations and Significant Accounting Policies

Revenue Recognition, page 22

1. We have read your response to prior comment number 2. It is unclear to us how you have concluded that the software that is included in the TSI PRISM system is incidental to the product as you did not address paragraph 2 of SOP 97-2 in its entirety. Please provide us with the following information:

* Explain the extent to which your marketing efforts address the embedded software. In this regard, we note that your website indicates that one of three primary system components is the network of computers employing your PRISM software;
* Describe any support related to the embedded software that you provide customers. Specifically describe any bug fixes, upgrades or enhancements that you have provided in the past and explain your warranty obligations with respect to the embedded software; and
* Describe and quantify any costs that you incur that are within the scope of SFAS 86 related to the embedded software.

In addition, please address any software sold separately or embedded in products of your ARRAID and Excel/Meridian subsidiaries as your response appears to address only your TSI PRISM products.

2. We have read your response to prior comment number 3 and it is unclear to us how you have concluded that your arrangements do not include multiple elements. In this regard, we note that you indicate in your response to prior comment number 2 that you offer multiple pieces of hardware, training, and installation services. In addition, it is unclear to us why your analysis refers to SOP 97-2 considering that you appear to believe that your arrangements are outside the scope of that guidance. Please provide us a comprehensive analysis of the multiple-elements provided and the related revenue recognition policies. Refer to the relevant guidance that supports your accounting for these policies and explain, in detail, how you comply with that guidance.

3. We have read your response to prior comment number 4 and note that your arrangements appear to include non-81-1 deliverables. Please explain to us how you allocate revenue to these service elements and refer to the relevant guidance that supports your allocation method.

Note 7.  Line of Credit and Notes Payable, page 27

4. Please describe to us, in detail, the conversion feature of your
line of credit that allowed the lender to elect to convert
$500,000
of the outstanding balance in 2004.

5. Please explain to us why you have not provided disclosure regarding the covenants described in your response to prior comment number 6. Specifically, it appears significant that you have entered into several amendments and that the lender may provide written notice to you that TSI revenues must equal or exceed $3.5 million or you will not be in compliance with the terms of the line of credit.

Note 12.  Shareholders` Equity, page 31

6. We have read your response to prior comment number 7 and it is unclear to us how you concluded that the Series A and Series B convertible preferred stock is more akin to equity rather than debt.
In this regard, we note that this preferred stock appears to have dividend provisions that may be more akin to debt as indicated in the
SFAS 133 guidance that you cite in your response. Please explain further how you determined that the preferred stock is more akin to equity. In addition, please explain your basis for classification of the preferred stock. In this regard, we note that the Series B convertible preferred was classified in liabilities as of June 30, 2005 and as mezzanine equity as of December 31, 2005.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-
3451
if you have any questions regarding these comments. You may call me at (202) 551-3462 or Barbara Jacobs, Assistant Director, at (202) 551-3730 if you have any other questions.

Sincerely,



      Mark P. Shuman
							Branch Chief - Legal






cc:	Via Facsimile (480) 348-1471
	Steven P. Oman, Esq.
	Telephone: (480) 348-1470
Mr. Robert R. Kauffman
Alanco Technologies, Inc.
April 4, 2006
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